FOR IMMEDIATE RELEASE

                      SA TELECOMMUNICATIONS
            CANCELS PROPOSED SPIN OFF TO PURSUE SALE

PLANO, TEXAS, October 6, 1995 -- SA Telecommunications, Inc.
(NASDAQ-STEL), today announced the cancellation of the proposed spin off of 57% of the common stock of its wholly-owned subsidiary, Strategic Abstract & Title Corporation ("SATC"), to stockholders of the Company.

The Company also announced that the Board of Directors believes it is in the best interest of the SA Telecommunications' stockholders to sell the information data base subsidiary rather than conclude the proposed spin off via stock dividend distribution. The subsidiary's primary business is the issuing of title policies and abstract work through state licensed plants in Midland and Ector Counties of Texas. As previously announced, the Company has chosen to focus its attention in the telecommunications industry.

Cancellation of the proposed stock dividend distribution resulted from the death of the subsidiary's President, Harold Wilson. Mr. Jack W. Matz, Chairman and Chief Executive Officer of SA Telecommunications stated "The timing of Mr. Wilson's death is unfortunate, but without Mr. Wilson at the management rudder, other options must be considered."

SA Telecommunications is a global telecommunications carrier which offers domestic and international telecommunications to its customer base.

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For more information:

Jack W. Matz, Jr. Chief Executive Officer
SA Telecommunications, Inc.
Tel: (214) 516-0662
Fax: (214) 881-0656